Exhibit 99.3

PainReform Provides Business Update for the First Quarter of 2024

Reaches 50% enrollment in the second part of its Phase 3 clinical trial of PRF-110 in bunionectomy

Remains on track to announce top-line data in Q3 2024

Tel Aviv, Israel – May 15, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the first quarter ended March 31, 2024.

Ilan Hadar, Chief Executive Officer of PainReform, stated, “We are pleased to report a number of recent milestones as we advance the clinical development of PRF-110, our lead drug candidate, targeting the post-operative extended pain relief market. Importantly, we recently reached the 50% enrollment target for the second part of Phase 3 clinical trial of PRF-110 in bunionectomy.  In total, over 200 patients have been enrolled at eight clinical sites across the U.S. Moreover, there have been no reported product related serious adverse events, highlighting PRF-110’s favorable safety profile to date. Building on the success of the first part of our Phase 3 clinical trial of PRF-110, we are moving forward steadily to wrap up enrollment and looking forward to sharing the preliminary top-line results in Q3 2024.”

“In addition, we reported positive results from new studies, which demonstrated the superior in-vitro release (IVR) rates of PRF-110 as compared to the industry leader for topical post-surgical pain management products. These findings underscore our commitment to advancing long-lasting, best-in-class pain management solutions while reducing the potential need for the use of opiates.”

“Overall, we remain highly encouraged by the outlook for our ongoing Phase 3 clinical trial, given the successful first part of our Phase 3 trial, as well as our prior Phase 2 data in hernia repair. As a result, we remain confident PRF-110 has the potential to redefine the standard of care in the multi-billion dollar postoperative pain management market, by offering patients what we believe will be a far better alternative to systemic opioids, as we aim to tackle the global opioid epidemic.”

Financial Results for the First Quarter Ended March 31, 2024

Research and development expenses were $4.7 million for the three months ended March 31, 2024, compared to $1.5 million for the three months ended March 31, 2023, an increase of $3.2 million. The increase in research and development expenses was primarily due to the expenses leading to the commencement of the Company’s Phase 3 trial.

General and administrative expenses were $823,000 for the three months ended March 31, 2024 compared to $962,000 for the three months ended March 31, 2023, a decrease of $139,000. The decrease in general and administrative expenses is primarily due to a decrease in directors’ and officers’ liability insurance premiums costs and consulting expenses.

Financial income (expenses), net was $59,000 for the three months ended March 31, 2024 compared to financial expenses, net of $108,000 for the three months ended March 31, 2023, a decrease of $49,000. The decrease was primarily due to a decrease in cash and short term deposits.

As a result of the foregoing, the Company incurred a net loss of $5.5 million for the three months ended March 31, 2024 compared to a net loss of $2.3 million for the three months ended March 31, 2023, an increase of $3.2 million. The increase was mainly due to an increase in expenses associated with the Phase 3 trial.

As of March 31, 2024, the Company had cash and cash equivalents of $4.3 million. Additionally, on April 18, 2024, the Company closed a public offering for gross proceeds of $4 million before deducting the placement agent’s fees and other offering expenses.

A copy of the Company’s quarterly report on Form 6-K for the first quarter ended March 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company’s investor relations website at   https://painreform.com/investors/.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern,  our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com